

Investor & Media Relations: Patricia Figueroa
+1 (617) 747-3300
ir@amg.com
pr@amg.com

AMG Reports Financial and Operating Results
for the Third Quarter and Nine Months Ended September 30, 2024

Company reports EPS of $3.78, Economic EPS of $4.82 in the third quarter of 2024

▶ Net income (controlling interest) of $124 million, Economic Net Income (controlling interest) of $153 million
▶ Economic Earnings per share of $4.82 for the quarter, increased 18% year-over-year
▶ Repurchased $103 million in common stock, bringing year-to-date share repurchases to $580 million

WEST PALM BEACH, FL, November 4, 2024 — AMG, a strategic partner to leading independent investment management firms globally, today reported its financial and operating results for the third quarter and nine months ended September 30, 2024.

Jay C. Horgen, President and Chief Executive Officer of AMG, said:
"AMG delivered strong results in the third quarter, including year-over-year growth of 18% in Economic Earnings per share, reflecting the ongoing momentum in our business and the positive impact of our disciplined capital allocation strategy.

"Our growth strategy continues to drive the evolution of our business mix toward secular growth areas, with alternative strategies meaningfully, and increasingly, contributing to AMG's earnings. AMG's dedicated private markets Affiliates raised approximately $7 billion in the quarter, reflecting the strength of the ongoing demand for our Affiliates' specialized strategies. During the quarter, we continued to invest AMG's capital and resources in and alongside our Affiliates to enhance their growth – including by collaborating to develop additional innovative alternative solutions, across both private markets and liquid alternatives, for the U.S. wealth marketplace. AMG's proven ability to magnify the competitive advantages of partner-owned firms, while also preserving their independence, continues to differentiate AMG's partnership model and is highly valued by prospective Affiliates. As we form partnerships with additional new Affiliates in areas of secular demand and continue to invest in existing Affiliates, including by leveraging our capital formation capabilities, we expect to accelerate the evolution of AMG's business profile toward alternatives and enhance our long-term growth prospects.

"Our excellent capital position was further strengthened through the issuance of $400 million in senior notes in the quarter, extending the average duration of our debt to more than 20 years. Given our unique partnership model, proven strategic capabilities, and ample financial flexibility, we see increasing opportunities to invest for growth in both new and existing Affiliates, and create meaningful additional shareholder value over time."

FINANCIAL HIGHLIGHTS	Three Months Ended		Nine Months Ended	
(in millions, except as noted and per share data)	9/30/2023	9/30/2024	9/30/2023	9/30/2024
Operating Performance Measures				
AUM (at period end, in billions)	$ 635.8	$ 728.4	$ 635.8	$ 728.4
Average AUM (in billions)	663.8	711.7	664.4	694.9
Net client cash flows (in billions)	(9.4)	(2.8)	(23.1)	(5.6)
Aggregate fees	997.5	1,157.1	3,505.7	3,726.8
Financial Performance Measures				
Net income (controlling interest)	$ 217.0	$ 123.6	$ 476.8	$ 349.5
Earnings per share (diluted)[1]	5.48	3.78	12.28	10.25
Supplemental Performance Measures[2]				
Adjusted EBITDA (controlling interest)	$ 208.4	$ 214.1	$ 639.6	$ 691.4
Economic net income (controlling interest)	149.5	153.2	474.9	495.8
Economic earnings per share	4.08	4.82	12.72	14.90

For additional information on our Supplemental Performance Measures, including reconciliations to GAAP, see the Financial Tables and Notes.

Capital Management

During the third quarter of 2024, the Company repurchased approximately $103 million in common stock, bringing total year-to-date repurchases to approximately $580 million. The Company also announced a third-quarter cash dividend of $0.01 per share of common stock, payable November 29, 2024 to stockholders of record as of the close of business on November 14, 2024.

About AMG

AMG (NYSE: AMG) is a strategic partner to leading independent investment management firms globally. AMG's strategy is to generate long-term value by investing in a diverse array of high-quality independent partner-owned firms, through a proven partnership approach, and allocating resources across AMG's unique opportunity set to the areas of highest growth and return. Through its distinctive approach, AMG magnifies its Affiliates' existing advantages and actively supports their independence and ownership culture. As of September 30, 2024, AMG's aggregate assets under management were approximately $728 billion across a diverse range of private markets, liquid alternative, and differentiated long-only investment strategies. For more information, please visit the Company's website at www.amg.com.

Conference Call, Replay, and Presentation Information

A conference call will be held with AMG's management at 8:30 a.m. Eastern time today. Parties interested in listening to the conference call should dial 1-877-407-8291 (U.S. calls) or 1-201-689-8345 (non-U.S. calls) shortly before the call begins.

The conference call will also be available for replay beginning approximately one hour after the conclusion of the call. To hear a replay of the call, please dial 1-877-660-6853 (U.S. calls) or 1-201-612-7415 (non-U.S. calls) and provide conference ID 13749048. The live call and replay of the session and a presentation highlighting the Company's performance can also be accessed via AMG's website at https://ir.amg.com/.

Financial Tables Follow

ASSETS UNDER MANAGEMENT - STATEMENTS OF CHANGES *(in billions)*

BY STRATEGY - QUARTER TO DATE	Alternatives	Global Equities	U.S. Equities	Multi-Asset & Fixed Income	Total
AUM, June 30, 2024	$ 256.6	$ 186.4	$ 146.6	$ 111.4	$ 701.0
Client cash inflows and commitments	14.3	3.9	4.7	4.4	27.3
Client cash outflows	(6.9)	(10.2)	(8.4)	(4.6)	(30.1)
Net client cash flows	**7.4**	**(6.3)**	**(3.7)**	**(0.2)**	**(2.8)**
New investments*	—	—	—	0.7	0.7
Market changes	1.1	11.2	8.3	3.6	24.2
Foreign exchange	2.8	3.0	0.4	0.5	6.7
Realizations and distributions (net)	(1.3)	(0.0)	(0.0)	(0.1)	(1.4)
Other	(0.1)	0.0	0.0	0.1	—
AUM, September 30, 2024	$ 266.5	$ 194.3	$ 151.6	$ 116.0	$ 728.4

BY STRATEGY - YEAR TO DATE	Alternatives	Global Equities	U.S. Equities	Multi-Asset & Fixed Income	Total
AUM, December 31, 2023	$ 238.8	$ 186.6	$ 142.8	$ 104.5	$ 672.7
Client cash inflows and commitments	36.7	13.6	14.3	16.8	81.4
Client cash outflows	(18.4)	(28.4)	(25.9)	(14.3)	(87.0)
Net client cash flows	**18.3**	**(14.8)**	**(11.6)**	**2.5**	**(5.6)**
New investments	0.7	—	—	0.7	1.4
Market changes	7.7	23.8	20.1	8.3	59.9
Foreign exchange	2.4	1.8	(0.1)	0.2	4.3
Realizations and distributions (net)	(3.9)	(0.1)	(0.1)	(0.2)	(4.3)
Other	2.5	(3.0)	0.5	0.0	0.0
AUM, September 30, 2024	$ 266.5	$ 194.3	$ 151.6	$ 116.0	$ 728.4

BY CLIENT TYPE - QUARTER TO DATE	Institutional	Retail	High Net Worth	Total
AUM, June 30, 2024	$ 369.7	$ 201.4	$ 129.9	$ 701.0
Client cash inflows and commitments	11.7	8.5	7.1	27.3
Client cash outflows	(11.7)	(13.2)	(5.2)	(30.1)
Net client cash flows	**(0.0)**	**(4.7)**	**1.9**	**(2.8)**
New investments*	—	—	0.7	0.7
Market changes	9.2	9.4	5.6	24.2
Foreign exchange	3.6	2.9	0.2	6.7
Realizations and distributions (net)	(1.3)	(0.1)	(0.0)	(1.4)
Other	(6.1)	(0.4)	6.5	—
AUM, September 30, 2024	$ 375.1	$ 208.5	$ 144.8	$ 728.4

BY CLIENT TYPE - YEAR TO DATE	Institutional	Retail	High Net Worth	Total
AUM, December 31, 2023	$ 354.9	$ 196.0	$ 121.8	$ 672.7
Client cash inflows and commitments	36.8	26.3	18.3	81.4
Client cash outflows	(31.7)	(39.1)	(16.2)	(87.0)
Net client cash flows	**5.1**	**(12.8)**	**2.1**	**(5.6)**
New investments	0.5	—	0.9	1.4
Market changes	26.0	23.1	10.8	59.9
Foreign exchange	2.0	2.4	(0.1)	4.3
Realizations and distributions (net)	(3.9)	(0.3)	(0.1)	(4.3)
Other	(9.5)	0.1	9.4	0.0
AUM, September 30, 2024	$ 375.1	$ 208.5	$ 144.8	$ 728.4

_____

* Includes assets under management related to a new investment made by an existing Affiliate.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)		Three Months Ended	
		9/30/2023	9/30/2024
Consolidated revenue	$	525.2	$ 516.4
Consolidated expenses:			
Compensation and related expenses		211.8	220.8
Selling, general and administrative		91.1	97.0
Intangible amortization and impairments		12.5	7.3
Interest expense		31.1	34.7
Depreciation and other amortization		3.0	3.3
Other expenses (net)		7.9	11.6
Total consolidated expenses		357.4	374.7
Equity method income (net)[3]		39.8	52.6
Affiliate Transaction gain[4]		133.1	—
Investment and other income		23.0	22.8
Income before income taxes		363.7	217.1
Income tax expense		77.7	31.3
Net income		286.0	185.8
Net income (non-controlling interests)		(69.0)	(62.2)
Net income (controlling interest)	$	217.0	$ 123.6
Average shares outstanding (basic)		34.9	30.1
Average shares outstanding (diluted)		43.4	35.0
Earnings per share (basic)	$	6.22	$ 4.11
Earnings per share (diluted)[1]	$	5.48	$ 3.78

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

(in millions, except per share data)		Three Months Ended	
		9/30/2023	9/30/2024
Net income (controlling interest)	$	217.0	$ 123.6
Intangible amortization and impairments		29.8	27.5
Intangible-related deferred taxes		14.7	15.6
Affiliate Transactions[4]		(104.7)	—
Other economic items		(7.3)	(13.5)
Economic net income (controlling interest)	$	149.5	$ 153.2
Average shares outstanding (adjusted diluted)		36.6	31.8
Economic earnings per share	$	4.08	$ 4.82
Net income (controlling interest)	$	217.0	$ 123.6
Interest expense		31.1	34.7
Income taxes		76.6	33.3
Intangible amortization and impairments		29.8	27.5
Affiliate Transactions[4]		(139.6)	—
Other items		(6.5)	(5.0)
Adjusted EBITDA (controlling interest)	$	208.4	$ 214.1

See Notes for additional information.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Nine Months Ended	
	9/30/2023	9/30/2024
Consolidated revenue	$ 1,555.2	$ 1,516.6
Consolidated expenses:		
Compensation and related expenses	663.0	676.5
Selling, general and administrative	273.4	278.1
Intangible amortization and impairments	37.5	21.8
Interest expense	92.4	98.1
Depreciation and other amortization	10.0	9.4
Other expenses (net)	36.2	31.5
Total consolidated expenses	**1,112.5**	**1,115.4**
Equity method income (net)[3]	**154.3**	**188.3**
Affiliate Transaction gain[4]	133.1	—
Investment and other income	87.2	60.0
Income before income taxes	817.3	649.5
Income tax expense	155.4	130.0
Net income	**661.9**	**519.5**
Net income (non-controlling interests)	(185.1)	(170.0)
Net income (controlling interest)	**$ 476.8**	**$ 349.5**
Average shares outstanding (basic)	35.6	31.4
Average shares outstanding (diluted)	42.9	35.2
Earnings per share (basic)	**$ 13.41**	**$ 11.11**
Earnings per share (diluted)[1]	**$ 12.28**	**$ 10.25**

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

(in millions, except per share data)	Nine Months Ended	
	9/30/2023	9/30/2024
Net income (controlling interest)	**$ 476.8**	**$ 349.5**
Intangible amortization and impairments	88.6	118.7
Intangible-related deferred taxes	44.6	46.6
Affiliate Transactions[4]	(122.1)	—
Other economic items	(13.0)	(19.0)
Economic net income (controlling interest)	**$ 474.9**	**$ 495.8**
Average shares outstanding (adjusted diluted)	37.3	33.3
Economic earnings per share	**$ 12.72**	**$ 14.90**
Net income (controlling interest)	**$ 476.8**	**$ 349.5**
Interest expense	92.4	98.1
Income taxes	150.7	133.0
Intangible amortization and impairments	88.6	118.7
Affiliate Transactions[4]	(162.7)	—
Other items	(6.2)	(7.9)
Adjusted EBITDA (controlling interest)	**$ 639.6**	**$ 691.4**

See Notes for additional information.

CONSOLIDATED BALANCE SHEETS

(in millions)	Period Ended	
	12/31/2023	9/30/2024
Assets		
Cash and cash equivalents	$ 813.6	$ 1,010.7
Receivables	368.4	457.1
Investments in marketable securities	461.0	66.1
Goodwill	2,523.6	2,532.0
Acquired client relationships (net)	1,812.4	1,807.1
Equity method investments in Affiliates (net)	2,288.5	2,148.4
Fixed assets (net)	67.3	61.0
Other investments	480.9	532.8
Other assets	243.9	287.8
Total assets	**$ 9,059.6**	**$ 8,903.0**
Liabilities and Equity		
Payables and accrued liabilities	$ 628.5	$ 625.7
Debt	2,537.5	2,619.7
Deferred income tax liability (net)	463.8	522.0
Other liabilities	466.3	464.5
Total liabilities	**4,096.1**	**4,231.9**
Redeemable non-controlling interests	393.4	397.1
Equity:		
Common stock	0.6	0.6
Additional paid-in capital	741.4	711.3
Accumulated other comprehensive loss	(167.6)	(139.2)
Retained earnings	6,389.6	6,738.1
	6,964.0	7,310.8
Less: treasury stock, at cost	(3,376.1)	(3,994.5)
Total stockholders' equity	**3,587.9**	**3,316.3**
Non-controlling interests	982.2	957.7
Total equity	**4,570.1**	**4,274.0**
Total liabilities and equity	**$ 9,059.6**	**$ 8,903.0**

Notes

(1) Earnings per share (diluted) adjusts for the dilutive effect of the potential issuance of incremental shares of our common stock.

We assume the settlement of all of our Redeemable non-controlling interests using the maximum number of shares permitted under our arrangements. The issuance of shares and the related income acquired are excluded from the calculation if an assumed purchase of Redeemable non-controlling interests would be anti-dilutive to diluted earnings per share.

We are required to apply the if-converted method to our outstanding junior convertible securities when calculating Earnings per share (diluted). Under the if-converted method, shares that are issuable upon conversion are deemed outstanding, regardless of whether the securities are contractually convertible into our common stock at that time. For this calculation, the interest expense (net of tax) attributable to these dilutive securities is added back to Net income (controlling interest), reflecting the assumption that the securities have been converted. Issuable shares for these securities and related interest expense are excluded from the calculation if an assumed conversion would be anti-dilutive to diluted earnings per share.

The following table provides a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share:

(in millions)	Three Months Ended		Nine Months Ended	
	9/30/2023	9/30/2024	9/30/2023	9/30/2024
Numerator				
Net income (controlling interest)	$ 217.0	$ 123.6	$ 476.8	$ 349.5
Income from hypothetical settlement of Redeemable non-controlling interests, net of taxes	17.1	5.2	39.4	1.0
Interest expense on junior convertible securities, net of taxes	3.4	3.4	10.1	10.1
Net income (controlling interest), as adjusted	$ 237.5	$ 132.2	$ 526.3	$ 360.6
Denominator				
Average shares outstanding (basic)	34.9	30.1	35.6	31.4
Effect of dilutive instruments:				
Stock options and restricted stock units	1.7	1.7	1.7	1.9
Hypothetical issuance of shares to settle Redeemable non-controlling interests	5.1	1.5	3.9	0.2
Junior convertible securities	1.7	1.7	1.7	1.7
Average shares outstanding (diluted)	43.4	35.0	42.9	35.2

(2) As supplemental information, we provide non-GAAP performance measures of Adjusted EBITDA (controlling interest), Economic net income (controlling interest), and Economic earnings per share. We believe that many investors use our Adjusted EBITDA (controlling interest) when comparing our financial performance to other companies in the investment management industry. Management utilizes these non-GAAP performance measures to assess our performance before our share of certain non-cash GAAP expenses primarily related to the acquisition of interests in Affiliates and to improve comparability between periods. Economic net income (controlling interest) and Economic earnings per share are used by management and our Board of Directors as our principal performance benchmarks, including as one of the measures for determining executive compensation. These non-GAAP performance measures are provided in addition to, but not as a substitute for, Net income (controlling interest), Earnings per share, or other GAAP performance measures. For additional information on our non-GAAP measures, see our most recent Annual and Quarterly Reports on Form 10-K and 10-Q, respectively, which are accessible on the SEC's website at www.sec.gov.

Adjusted EBITDA (controlling interest) represents our performance before our share of interest expense, income and certain non-income based taxes, depreciation, amortization, impairments, gains and losses related to Affiliate Transactions, and non-cash items such as certain Affiliate equity activity, gains and losses on our contingent payment obligations, and unrealized gains and losses on seed capital, general partner commitments, and other strategic investments. Adjusted EBITDA (controlling interest) is also adjusted to include realized economic gains and losses related to these seed capital, general partner commitments, and other strategic investments.

Under our Economic net income (controlling interest) definition, we adjust Net income (controlling interest) for our share of pre-tax intangible amortization and impairments related to intangible assets (including the portion attributable to equity method investments in Affiliates) because these expenses do not correspond to the changes in the value of these assets, which do not diminish predictably over time. We also adjust for deferred taxes attributable to intangible assets because we believe it is unlikely these accruals will be used to settle material tax obligations. Further, we adjust for gains and losses related to Affiliate Transactions, net of tax, and other economic items. Other economic items include certain Affiliate equity activity, gains and losses related to contingent payment obligations, tax windfalls and shortfalls from share-based compensation, unrealized gains and losses on seed capital, general partner commitments, and other strategic investments, and realized economic gains and losses related to these seed capital, general partner commitments, and other strategic investments.

Economic earnings per share represents Economic net income (controlling interest) divided by the Average shares outstanding (adjusted diluted). In this calculation, we exclude the potential shares issued upon settlement of Redeemable non-controlling interests from Average shares outstanding (adjusted diluted) because we intend to settle those obligations without issuing shares, consistent with all prior Affiliate equity purchase transactions. The potential share issuance in connection with our junior convertible securities is measured using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the junior convertible securities in excess of par, if any, are deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which

Notes (continued)

could be used to repurchase shares of our common stock) that occurs when these securities are converted and we are relieved of our debt obligation.

The following table provides a reconciliation of Average shares outstanding (adjusted diluted):

(in millions)	Three Months Ended		Nine Months Ended	
	9/30/2023	9/30/2024	9/30/2023	9/30/2024
Average shares outstanding (diluted)	43.4	35.0	42.9	35.2
Hypothetical issuance of shares to settle Redeemable non-controlling interests	(5.1)	(1.5)	(3.9)	(0.2)
Junior convertible securities	(1.7)	(1.7)	(1.7)	(1.7)
Average shares outstanding (adjusted diluted)	36.6	31.8	37.3	33.3

(3) The following table presents equity method earnings and equity method intangible amortization and impairments, which in aggregate form Equity method income (net):

(in millions)	Three Months Ended		Nine Months Ended	
	9/30/2023	9/30/2024	9/30/2023	9/30/2024
Equity method earnings	$ 61.0	$ 75.3	$ 217.3	$ 292.6
Equity method intangible amortization and impairments	(21.2)	(22.7)	(63.0)	(104.3)
Equity method income (net)	$ 39.8	$ 52.6	$ 154.3	$ 188.3

(4) The following table presents the impact of the completion of our previously announced sales of our equity interests in Veritable, LP to a third party in the third quarter of 2023, and Baring Private Equity Asia to EQT AB ("EQT"), a public company listed on Nasdaq Stockholm (EQT ST), in the fourth quarter of 2022, pursuant to which we received ordinary shares of EQT:

(in millions)	Three Months Ended		Nine Months Ended	
	9/30/2023	9/30/2024	9/30/2023	9/30/2024
Affiliate Transaction gain	$ 133.1	$ —	$ 133.1	$ —
Investment and other income - Realized gains on EQT shares	6.5	—	29.6	—
Affiliate Transactions, pre-tax	139.6	—	162.7	—
Income taxes	(34.9)	—	(40.6)	—
Affiliate Transactions, after-tax	$ 104.7	$ —	$ 122.1	$ —

Forward-Looking Statements and Other Matters

Certain matters discussed in this press release issued by Affiliated Managers Group, Inc. ("AMG" or the "Company") may constitute forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, and other non-historical statements. You can identify these forward-looking statements by the use of words such as "outlook," "guidance," "believes," "expects," "potential," "preliminary," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "projects," "positioned," "prospects," "intends," "plans," "estimates," "pending investments," "anticipates," or the negative version of these words or other comparable words. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including changes in the securities or financial markets or in general economic conditions, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, uncertainties relating to closing of pending investments or transactions and potential changes in the anticipated benefits thereof, the investment performance and growth rates of our Affiliates and their ability to effectively market their investment strategies, the mix of Affiliate contributions to our earnings, and other risks, uncertainties, and assumptions, including those described under the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments, or otherwise, except as required by applicable law.

This release does not constitute an offer of any products, investment vehicles, or services of any AMG Affiliate.

From time to time, AMG may use its website as a distribution channel of material Company information. AMG routinely posts financial and other important information regarding the Company in the Investor Relations section of its website at www.amg.com and encourages investors to consult that section regularly.